


SECURITI   08031330

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33746

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __4/1/07__ AND ENDING __3/31/08__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. BARNES & COMPANY
   dba PACIFIC INVESTMENT SECURITIES

SEC Mail Processing Section

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__311 Avenue B   Suite G__

MAY 13 2008

(No. and Street)

__Lake Oswego, OR 97034__

Washington, DC
111

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Edward B. Haessler__   503/699-0618

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__MORRISON & LIEBSWAGER, PC__

(Name – if individual, state last, first, middle name)

__15405 SW 116th Avenue   Suite 105   King City, OR 97224__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 29 2008

FOR OFFICIAL USE ONLY	THOMSON REUTERS

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Edward B. Haessler_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__E. BARNES & COMPANY dba Pacific Investment Securities Corp._____ , as

of __March   31_____ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

__President_____


Title

_____
Notary Public

OFFICIAL SEAL
MILDRED M DONAHUE
NOTARY PUBLIC-OREGON
COMMISSION NO. 417779
MY COMMISSION EXPIRES JUNE 14, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report of independent certified public accountands on internal

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)accounting control

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

__MORRISON & LIEBSWAGER, PC__ | 70 |

ADDRESS

15405 SW 116th Avenue   Suite 105   King City, OR   97224

| 71 | | 72 | | 73 | | 74 |

Number and Street   City   State   Zip Code

CHECK ONE

[X] Certified Public Accountant | 75 | FOR SEC USE

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States
or any of its possessions | 77 |

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

CONTENTS

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

We have audited the accompanying statements of financial condition of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2008 and 2007, and results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Morrison & Liebswager, P.C.
Morrison & Liebswager, P.C.
Certified Public Accountants

May 4, 2008

2

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION

	AS OF MARCH 31,	
	2008	**2007**
ASSETS		
CURRENT ASSETS		
Cash	$21,991	$14,091
Accounts receivable	3,521	5,349
Total current assets	25,512	19,440
EQUIPMENT – net of accumulated depreciation		
of $7,747 and $7,747 respectively	0	0
Total Assets	$25,512	$19,440
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 5,729	$ 2,323
Total current liabilities	5,729	2,323
STOCKHOLDER'S EQUITY		
Common stock; $.01 par value:		
250,000 shares authorized, 75 shares issued and outstanding	1	1
Preferred stock; $.10 par value:		
25,000 shares authorized, 0 shares issued and outstanding	0	0
Additional paid in capital	7,499	7,499
Retained earnings	12,283	9,617
Total stockholder's equity	19,783	17,117
Total Liabilities and Stockholder's Equity	$25,512	$19,440

See accompanying notes and accountants' audit report.

3

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED MARCH 31,	
	2008	**2007**
REVENUE		
Commissions earned and trading profit	$102,821	$ 99,290
Interest	707	295
Miscellaneous	35,000	0
Total revenue	138,528	99,585
OPERATING EXPENSES		
Commissions expense	24,585	15,527
Officers salary	24,000	12,000
Rent and parking	25,301	20,964
Quotation Service	2,442	1,446
Regulatory fees	2,819	2,243
Taxes and licenses	1,886	1,221
Office supplies, printing and postage	23,526	21,192
Telephone	3,969	3,993
Professional services	5,760	6,820
Insurance	16,191	12,357
Advertising and promotion	5,183	2,839
Total operating expenses	135,662	100,602
Income, (Loss) from operations	2,866	(1,017)
Income tax expense	200	10
Net income	$ 2,666	($ 1,027)

See accompanying notes and accountants' audit report.

4

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended March 31, 2008 and 2007

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balances at March 31, 2006	$ 1	$ 7,499	$10,644	$18,144
Net income (loss) year ended March 31, 2007			(1,027)	(1,027)
	1	7,499	9,617	17,117
Net income (loss) year ended March 31, 2008			2,666	2,666
	$ 1	$ 7,499	$12,283	$19,783

See accompanying notes and accountants' audit report.

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E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED MARCH 31,	
	2008	**2007**
Increase (Decrease) in Cash and Cash Equivalents		
Cash Flows From Operating Activities:		
Commissions received	$139,649	$103,834
Interest income	707	295
Income taxes paid	(10)	(10)
Cash paid to suppliers and employees	(132,446)	(103,917)
Net cash provided by operating activities	7,900	202
Net increase, (decrease) in cash and cash equivalents	7,900	202
Cash and cash equivalents at beginning of year	14,091	13,889
Cash and cash equivalents at end of year	$ 21,991	$ 14,091
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 2,666	($ 1,027)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) Decrease in accounts receivable	1,828	4,544
Increase (Decrease) in accounts payable	3,406	(3,315)
Total adjustments	5,234	1,229
Net cash provided by operating activities	$ 7,900	$ 202

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks.

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2008 and 2007

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

E. Barnes & Company, an Oregon securities brokerage firm with offices in Lake Oswego, Oregon, was incorporated on February 15, 1985.

The Company records securities transactions and related commission revenue and expense on a settlement date basis through an "introduced" customer transaction relationship with a San Francisco Securities brokerage firm. The Company is exempt from the reserve requirements under SEC Rule 15C3-3(K)2B, since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A. Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis as there is not a material difference between the trade date.

Revenue in these financial statements is recorded net of clearing charges.

B. Receivables

Receivables consist of commissions receivable from broker or dealers which is considered fully collectible.

C. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

D. Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over 5 years for financial reporting purposes. For income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2008 and 2007

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

Pursuant to Rule 15C 3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At March 31, 2008 and 2007, the Company had net capital and net capital requirements of $19,783 and $5,000, $17,041 and $5,000 respectively. The Company's net capital ratio was .290 to 1 and .136 to 1, respectively for those fiscal years.

3. RENT

The Company operates its office on a month to month basis with an annual agreed lease amount. Total rent paid for the years ended March 31, 2008 and 2007, was $25,301 and $20,964 respectively.

4. INCOME TAXES

The Company at March 31, 2008 has a state tax loss carryforward of $11,931 starting to expire in fiscal year 2015. The deferred tax benefit from these carryforwards has not been recognized as an asset in these financial statements.

The provision for income taxes consist of the following:

	2008	2007
Current taxes:		
Federal	$190	$ 0
State	10	10
	$200	$10

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2008 and 2007

5. ADVERTISING COSTS

The Company expenses its advertising costs as incurred in accordance with SOP 93-7. Advertising costs expensed for the years ended March 31, 2008 and 2007, was $5,183 and $2,839 respectively.

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison   Duane G. Liebswager

Report of Independent Auditors
on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, and is supplement information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison & Liebswager, P.C.
Certified Public Accountants

May 4, 2008

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

SUPPLEMENTARY INFORMATION

PURSUANT TO Rule 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended March 31, 2008 and 2007

	2008	2007
Stockholders' equity from statement of financial condition	$19,783	$17,117
Deductions and/or charges		
Non-allowable assets:		
Receivable – Telephone excise tax refund	0	(76)
Net Capital	$19,783	$17,041
Computation of net capital requirement		
Minimum net capital required	$ 382	$ 155
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$14,783	$12,041
Excess net capital at 1000%	$19,210	$16,809
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$ 5,729	$ 2,323
Total aggregate indebtedness	$ 5,729	$ 2,323
Ratio: Aggregate indebtedness to net capital	.290 to 1.	.136 to 1.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended March 31, 2008 and 2007

	2008	2007
NET CAPITAL		
Net capital as of March 31, per unaudited report filed by respondent	$19,901	$16,972
Adjustments:		
Cash adjustments	(118)	69
Net capital at March 31, as adjusted	$19,783	$17,041
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of March 31, per unaudited report filed by respondent	$ 5,584	$ 2,323
Additional liabilities	145	0
Total aggregate indebtedness as of March 31, as adjusted	$ 5,729	$ 2,323

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison   Duane G. Liebswager

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.
Lake Oswego, Oregon

In planning and performing our audit of the financial statements of E. Barnes & Company dba Pacific Investment Securities Corp. for the years ended March 31, 2008 and 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by E. Barnes & Company dba Pacific Investment Securities Corp. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3 (e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve system; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mention objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with

14

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 and 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

May 4, 2008

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END